UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DOMINION ENERGY MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

257454108

(CUSIP Number)

Carlos M. Brown

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of reporting persons Dominion Energy, Inc. I.R.S. identification nos. of above persons (entities only) 54-1229715
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 77,152,499[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 77,152,499[1]
11	Aggregate amount beneficially owned by each reporting person 77,152,499[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 60.9%[2]
14	Type of reporting person CO

1.	Includes 43,820,578 common units representing limited partner interests (“Common Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“Holdco”). Dominion Cove Point, Inc. (“Cove Point”) owns all of the membership interests in Holdco and Dominion Energy, Inc. (“Dominion”) owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by Dominion Energy Midstream GP, LLC (“GP”). Cove Point owns all of the membership interests in GP and Dominion owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by GP.

Includes 6,656,839 Common Units held directly by QPC Holding Company (“QPC Holdco”). Dominion Energy Questar Corporation (“Dominion Questar”) owns all of the common stock of QPC Holdco and Dominion owns all of the common stock of Dominion Questar. Accordingly, Dominion may be deemed to indirectly beneficially own all of the Common Units directly held by QPC Holdco.

2.	Based upon 126,607,641 Common Units outstanding as of June 27, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Cove Point, Inc. I.R.S. identification nos. of above persons (entities only) 81-0571791
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 70,495,660[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 70,495,660[1]
11	Aggregate amount beneficially owned by each reporting person 70,495,660[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 55.7%[2]
14	Type of reporting person CO

1.	Includes 43,820,578 Common Units in the Issuer held directly by Holdco. Cove Point owns all of the membership interests in Holdco. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by GP. Cove Point owns all of the membership interests in GP. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by GP.

2.	Based upon 126,607,641 Common Units outstanding as of June 27, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion MLP Holding Company, LLC I.R.S. identification nos. of above persons (entities only) 46-5165270
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]
11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 34.6%[2]
14	Type of reporting person OO (Limited Liability Company)

1.	Includes 43,820,578 Common Units in the Issuer held directly by Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of June 27, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Midstream GP, LLC I.R.S. identification nos. of above persons (entities only) 46-5148150
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 26,675,082[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 26,675,082[1]
11	Aggregate amount beneficially owned by each reporting person 26,675,082[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 21.1%[2]
14	Type of reporting person CO

1.	Includes 26,675,082 Common Units in the Issuer held directly by Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of June 27, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Questar Corporation I.R.S. identification nos. of above persons (entities only) 87-0407509
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]
11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 5.3%[2]
14	Type of reporting person CO

1.	Includes 6,656,839 Common Units in the Issuer held directly by QPC Holdco. Dominion Questar owns all of the common stock of QPC Holdco. Accordingly, Dominion Questar may be deemed to indirectly beneficially own the Common Units held by QPC Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of June 27, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons QPC Holding Company I.R.S. identification nos. of above persons (entities only) 81-3649530
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]
11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 5.3%[2]
14	Type of reporting person CO

1.	Includes 6,656,839 Common Units held directly by QPC Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of June 27, 2018, such numbers having been provided to the filing persons by the Issuer.

Note: This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 2, 2015 and subsequently amended on October 6, 2015, January 29, 2016 and December 1, 2016. Capitalized terms used in this Amendment No. 4 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed by Dominion, Cove Point, Holdco, GP, Dominion Questar and QPC Holdco (the “Reporting Persons”). Cove Point owns all of the membership interests in Holdco and in GP and Dominion owns all of the common stock of Cove Point. Dominion Questar owns all of the common stock of QPC Holdco and Dominion owns all of the common stock of Dominion Questar. The principal business address and principal office address of each of the Reporting Persons other than Dominion Questar and QPC Holdco is 120 Tredegar Street, Richmond, Virginia 23219. The principal business address and principal office address of each of Dominion Questar and QPC Holdco is 333 South State Street, Salt Lake City, Utah 84111. See Item 6 of each Cover Page for each Reporting Person’s place of organization, which information is incorporated herein by reference.

The principal business of Dominion is the production and transportation of energy. The principal business of Cove Point is liquefied natural gas import, storage, regasification and transportation. The principal business of Dominion Questar is in the ownership and operation of natural gas transmission and storage assets.

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On May 16, 2018, pursuant to the terms of the Fourth Amended and Restated Agreement of Limited Partnership of Dominion Energy Midstream Partners, LP dated as of February 27, 2018 (the “Partnership Agreement”), Holdco converted 31,972,789 subordinated units representing limited partner interests (“Subordinated Units”) into Common Units. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units were considered converted for the purposes of prior calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, as disclosed in prior Amendments to the Schedule 13D. As such, the conversion of the Subordinated Units did not affect the beneficial ownership interests previously reported in the Schedule 13D.

On June 27, 2018 the Issuer issued 26,675,082 Common Units to GP. The issuance was made pursuant to GP’s IDR Reset Election (the “IDR Reset Election”), as defined in the Partnership Agreement, as the sole owner of the Incentive Distribution Rights (as defined in the Partnership Agreement). Under the IDR Reset Election, GP relinquished the right to receive incentive distribution payments based on the minimum quarterly and target cash distribution levels set at the time of the Issuer’s initial public offering.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

Items 11 and 13 of each Cover Page state the aggregate number and percentage of Units beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

Holdco is the record holder of 43,820,578 Common Units over which it shares voting and dispositive power with Cove Point and Dominion due to Cove Point’s ownership of 100% of the membership interests of Holdco and Dominion’s ownership of 100% of the common stock of Cove Point. GP is the record holder of 26,675,082 Common Units over which it shares voting and dispositive power with Cove Point and Dominion due to Cove Point’s ownership of 100% of the membership interests of GP and Dominion’s ownership of 100% of the common stock of Cove Point. QPC Holdco is the record holder of 6,656,839 Common Units over which it shares voting and dispositive power with Dominion Questar and Dominion due to Dominion Questar’s ownership of 100% of the common stock of QPC Holdco and Dominion’s ownership of 100% of the common stock of Dominion Questar.

The number of Units held by each of the Reporting Persons’ directors and executive officers, all of which are Common Units, is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 5(c) is hereby amended and restated as follows:

Except as otherwise stated herein, none of the Reporting Persons has engaged in any transactions involving Units during the past 60 days. To the best of the Reporting Persons’ knowledge, all transactions in Common Units effected by the Reporting Persons’ directors and officers during the past 60 days are disclosed on Schedule B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

GP, as the sole general partner of the Issuer, and Dominion, Holdco, GP and QPC Holdco, as limited partners of the Issuer together with all other limited partners of the Issuer, are party to the Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of the conversion of the Subordinated Units into Common Units and voting rights.

Subject to the terms and conditions of the Registration Rights Agreement (as defined below), Dominion and Holdco have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws certain Common Units that they hold.

Under the Limited Liability Company Agreement of GP amended as of March 11, 2014, and as a result of owning GP, Dominion has the power to appoint all members of the Board of Directors of GP.

On April 1, 2015, all of the Reporting Persons other than Dominion Questar, QPC Holdco and GP entered into a Joint Filing Agreement relating to the filing of this Schedule 13D. On December 9, 2016, all of the Reporting Persons other than GP entered into an Amended Joint Filing Agreement relating to the filing of this Schedule 13D. On July 9, 2018, the Reporting Persons entered into an Amended Joint Filing Agreement relating to the filing of this Schedule 13D, a copy of which is attached hereto as Exhibit 2.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K filed February 27, 2018, which is incorporated in its entirety in this Item 6.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 20, 2014 (the “Registration Rights Agreement”).

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Fourth Amended and Restated Agreement of Limited Partnership of Dominion Energy Midstream Partners, LP dated as of February 27, 2018 (incorporated by reference to Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K filed on February 27, 2018)

2.	Amended Joint Filing Agreement, dated as of July 9, 2018 among Dominion Energy, Inc., Dominion Cove Point, Inc., Dominion MLP Holding Company, LLC, Dominion Energy Midstream GP, LLC, Dominion Energy Questar Corporation and QPC Holding Company (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018

DOMINION ENERGY, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION COVE POINT, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION MLP HOLDING COMPANY, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION ENERGY MIDSTREAM GP, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION ENERGY QUESTAR CORPORATION a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

QPC HOLDING COMPANY a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY, INC.

The business address of each person listed below is c/o Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
William P. Barr	Of Counsel, Kirkland & Ellis LLP	63,200
Helen E. Dragas	President and Chief Executive Officer, The Dragas Companies	25,000
Adm. James O. Ellis, Jr., U.S. Navy (Ret.)	Former President and Chief Executive Officer, Institute of Nuclear Power Operations	10,000
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer, Dominion Energy, Inc.	69,900
John W. Harris	Chairman and Chief Executive Officer, Lincoln Harris LLC	—
Ronald W. Jibson	Retired Chairman, President and Chief Executive Officer, Questar Corporation	—
Mark J. Kington	Managing Director, Kington Management, LLC	50,000
Joseph M. Rigby	Retired Chairman, President and Chief Executive Officer of Pepco Holdings, Inc.	10,046
Pamela J. Royal, M.D.	President, Royal Dermatology and Aesthetic Skin Care, Inc.	2,400
Robert H. Spilman, Jr.	President and Chief Executive Officer, Bassett Furniture Industries, Incorporated	12,500
Susan N. Story	President and Chief Executive Officer of American Water Works Company, Inc.	—
Michael E. Szymanczyk	Former Chairman and Chief Executive Officer, Altria Group, Inc.	25,000

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Diane Leopold	Executive Vice President and President & CEO – Gas Infrastructure Group	2,500
Paul D. Koonce	Executive Vice President and President & CEO – Power Generation Group	50,000
Robert M. Blue	Executive Vice President and President & CEO – Power Delivery Group	5,000
Mark O. Webb	Senior Vice President – Corporate Affairs and Chief Innovation Officer	4,000
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION COVE POINT, INC.

The business address of each person listed below is c/o Dominion Cove Point, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer, Dominion Energy, Inc.	69,900
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500
Mark F. McGettrick	Executive Vice President and Chief Financial Officer, Dominion Energy, Inc.	64,900

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY, LLC

The business address of each person listed below is c/o Dominion MLP Holding Company, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY MIDSTREAM GP, LLC

The business address of each person listed below is c/o Dominion Energy Midstream GP, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer of Dominion Energy, Inc.	69,900
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500
John A. Luke, Jr.	Non-executive Chairman of WestRock Company	4,995
Mark F. McGettrick	Executive Vice President and Chief Financial Officer of Dominion Energy, Inc.	64,900
Harris H. Simmons	CEO and Chairman of Zions Bancorporation	6,109
John W. Snow	Non-executive Chairman of Cerberus Capital Management, L.P.	77,837
David A. Wollard	Founding Chairman, emeritus, Exempla Healthcare	26,137

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	President, Chairman and CEO	69,900
Diane Leopold	Executive Vice President and President & CEO – Gas Infrastructure Group	2,500
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Mark O. Webb	Senior Vice President – Corporate Affairs and Chief Innovation Officer	4,000
Paul E. Ruppert	Senior Vice President and President – Gas Transmission	—
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY QUESTAR CORPORATION

The business address of each person listed below is c/o Dominion Energy Questar Corporation, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chief Executive Officer	69,900
Diane Leopold	President	2,500
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

QPC HOLDING COMPANY

The business address of each person listed below is c/o QPC Holding Company, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

SCHEDULE B

TRANSACTIONS BY DIRECTORS AND

EXECUTIVE OFFICERS OF THE REPORTING PERSONS

DURING THE PAST 60 DAYS

Unit Holder	Date	Common Units Sold	Price Range for Units Sold
Mark J. Kington	May 24, 2018	50,000	$13.60 — 14.25